Room 4561

December 1, 2006

Mr. A. Lorne Weil
Chief Executive Officer
Scientific Games Corporation
750 Lexington Avenue
25th Floor
New York, New York 10022

   Re: Scientific Games Corporation
      Form 8-K filed March 1, 2006
      File No. 0-13063

Dear Mr. Weil,

   We have reviewed your response to our letter dated October 16, 2006, in connection with the above referenced filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, filed March 1, 2006

Item 2.02 Results of Operations and Financial Condition

1. We note your response to prior comment 1 and have the following additional comments:

   a) With regard to item 1, you indicate that you identified certain adjustments in the fourth quarter of 2004 in connection with your initial Sarbenes-Oxley review. Please clarify the period(s) to which these adjustments relate. We note that in your other responses you indicate that charges were incurred, rather than identified, in the 4th quarter.

b) With regard to item 3, you indicate that you recorded your share of the Italian Consortium's loss for the year 2004 in the fourth quarter of 2004. We further note from your response related to item 8 that you recorded your share of Italian Consortium's fourth quarter 2005 loss in the fourth quarter of 2005. Please explain why you recorded the loss for the full year 2004 in the fourth quarter of 2004.

* * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or the undersigned at (202) 551-3730 if you have any questions regarding these comments.

Very truly yours,

Craig Wilson
Senior Assistant Chief Accountant